FILED BY NORANDA INC.
                        PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: FALCONBRIDGE LIMITED
                        COMMISSION FILE NO: 333-123547
                        NORANDA INC. COMMISSION FILE NO. 333-123546


The following is a bulletin sent to Falconbridge employees who participate in the Falconbridge Employee Share Savings Plan.

                            FALCONBRIDGE LIMITED
                               ESSP BULLETIN
                               APRIL 22, 2005

INTRODUCTION

On March 24, 2005, Noranda Inc. made an offer (which is referred to in this Bulletin as the Falconbridge Offer) to purchase all of the outstanding common shares of Falconbridge not already owned by Noranda or its affiliates on the basis of 1.77 Noranda common shares for each Falconbridge Common Share. This communication is being made in respect of the Falconbridge Offer. The Falconbridge Offer is open for acceptance by Falconbridge's common shareholders until 8:00 p.m. (Toronto time) on May 5, 2005. The other terms and conditions of the Falconbridge Offer are described in Noranda's Offer to Purchase and Circular dated March 24, 2005 (which is referred to in this Bulletin as the Falconbridge Offer Circular), a copy of which is available on the Falconbridge website at www.falconbridge.com.
--------------------

If you have any questions about the Falconbridge Offer, you should go to the Falconbridge Intranet Discussion Forum.

COMMONLY ASKED QUESTIONS ABOUT THE ESSP AND THE FALCONBRIDGE OFFER

MAY I TENDER THE FALCONBRIDGE COMMON SHARES IN MY ESSP ACCOUNT TO THE FALCONBRIDGE OFFER?

o Yes. You may tender all or any portion of the shares held in your ESSP account to the Falconbridge Offer.

o If all of the conditions to the Falconbridge Offer are satisfied before the expiry of the bid, Noranda will purchase those Falconbridge Common Shares tendered to the Falconbridge Offer by issuing Noranda common shares in accordance with the terms of the Falconbridge Offer.

AM I REQUIRED TO TENDER MY FALCONBRIDGE COMMON SHARES TO THE FALCONBRIDGE
OFFER?

No. The decision as to whether to tender your shares to the Falconbridge Offer is entirely up to you.

WHAT WILL I RECEIVE IN EXCHANGE FOR THE FALCONBRIDGE COMMON SHARES THAT I TENDER TO THE FALCONBRIDGE OFFER?

Under the terms of the Falconbridge Offer, Noranda will issue 1.77 of its common shares for each Falconbridge Common Share purchased under the Falconbridge Offer.

WHAT WILL BE THE PRICE OF THE NORANDA COMMON SHARES THAT I RECEIVE IN EXCHANGE FOR MY FALCONBRIDGE COMMON SHARES?

The Noranda common shares you receive will be listed on the Toronto Stock Exchange and the price of those shares will fluctuate based on the market for those shares.

SHOULD I TENDER MY FALCONBRIDGE COMMON SHARES TO THE FALCONBRIDGE OFFER? SHOULD I SELL MY FALCONBRIDGE COMMON SHARES ON THE OPEN MARKET BEFORE THE COMPLETION OF THE FALCONBRIDGE OFFER OR THE SUBSEQUENT ACQUISITION TRANSACTIONS?

o The directors of Falconbridge have concluded that the Falconbridge Offer is fair, from a financial point of view, to Falconbridge's shareholders and are recommending that shareholders tender their shares to the Falconbridge Offer.

o However, the decision to tender your Falconbridge Common Shares to the Falconbridge Offer or otherwise sell them on the open market is entirely up to you. If you need financial or investment advice, you should talk to your financial or investment advisor. If you do not have a financial advisor (such as a stockbroker), a financial representative at your bank or trust company can either assist you or direct you to a financial or investment advisor.

o Please note that neither Noranda, Falconbridge, any of their employees, nor the ESSP administrator can advise you as to whether to tender your shares to the Falconbridge Offer.

AM I A REGISTERED SHAREHOLDER OR A NON-REGISTERED SHAREHOLDER?

If you participate in the Falconbridge ESSP, you own share units and you are a non-registered shareholder. If you hold actual share certificates for your Falconbridge Common Shares, you are a registered shareholder. The value of shares and share units is equal.

THE FALCONBRIDGE OFFER CIRCULAR REFERS TO A LETTER OF TRANSMITTAL (PRINTED ON GREEN PAPER) AND A NOTICE OF GUARANTEED DELIVERY (PRINTED ON PINK PAPER). THESE WERE NOT INCLUDED IN MY PACKAGE. DO I NEED THEM AND, IF SO, WHERE CAN I GET THEM?

Unless you are a registered shareholder, you do not need the Letter of Transmittal or the Notice of Guaranteed Delivery. As mentioned above, if you hold share units through your ESSP account, you are not a registered shareholder. If you hold actual share certificates representing your Falconbridge Common Shares and you would like to obtain a Letter of Transmittal and a Notice of Guaranteed Delivery, you should contact CIBC Mellon Trust Company, whose contact information is provided on the back page of the Falconbridge Offer Circular.

MAY I TENDER MY NORANDA COMMON SHARES TO THE FALCONBRIDGE OFFER?

No. Common shares of Noranda may not be tendered to the Falconbridge offer. Only Falconbridge Common Shares may be tendered to the Falconbridge Offer.

WILL I INCUR BROKERAGE OR OTHER TRANSACTION COSTS IF I CHOOSE TO TENDER FALCONBRIDGE COMMON SHARES TO THE FALCONBRIDGE OFFER?

Noranda will pay any administration fees associated with the tender by you of Falconbridge Common Shares held in your ESSP account.

WILL I BE REQUIRED TO PAY TAX IF I TENDER FALCONBRIDGE COMMON SHARES TO THE FALCONBRIDGE OFFER?

o If you are resident in Canada and tender Falconbridge Common Shares held in your ESSP account to the Falconbridge Offer, you will generally not realize a capital gain or loss for Canadian federal income tax purposes unless you choose to do so.

o If you are resident in a jurisdiction outside of Canada, you may have to pay tax on the Noranda common shares that you receive in exchange for your Falconbridge Common Shares. You should refer to the Falconbridge Offer Circular and consult your own independent tax advisor for advice with respect to the income tax consequences applicable to you having regard to your own particular circumstances.

HOW DO I TENDER THE FALCONBRIDGE COMMON SHARES HELD IN MY ESSP ACCOUNT TO THE FALCONBRIDGE OFFER?

o If you decide to tender the Falconbridge Common Shares held in your ESSP account you must complete the enclosed special transaction form entitled "Tender Falconbridge Common Shares to the Falconbridge Offer" and submit that form in one of two ways before 4:00 p.m. (Toronto time) on Tuesday, May 3rd, 2005. Please note that any forms received after this time may not be tendered under the Falconbridge Offer.

o    There are two ways to submit your form:

     1.    by fax to: 1-866-709-9877;

     2.    by first class mail or courier to:  Falconbridge Share Tender
                                               c/o Morneau Sobeco
                                               895 Don Mills Road, Suite 700
                                               One Morneau Sobeco Centre
                                               Toronto, Ontario   M3C 1W3

     Please note:  if submitting by mail, please ensure sufficient mailing time.

o If the Falconbridge Offer is successful, you will be issued 1.77 Noranda common shares for each Falconbridge Common Share tendered to the Falconbridge Offer and your ESSP account will be adjusted to reflect this.

WHY IS THE CUTOFF DATE FOR TENDERING SHARES UNDER THE ESSP DIFFERENT THAN THE DATE IN THE OFFER?

Additional time is required in order to receive, consolidate and tabulate the tendered share forms and information, and submit the results to the depository in order to meet the deadline date of the Offer

WHAT NUMBER DO I COMPLETE ON THE FORM UNDER EMPLOYEE PAYROLL NUMBER?

You should complete your unique identification number that appears on your paystub. This is required in order to ensure that, where there are identical names, the correct employee's tender is completed.

WHAT HAPPENS AFTER THE CLOSING OF THE TENDERING PROCESS?

o Morneau Sobeco, the ESSP administrator, will consolidate all tenders and information received by 4:00 p.m. (Toronto time) on May 3rd, 2005 and coordinate delivery of the information to the depository under the Falconbridge Offer. Please note that any forms received after this time may not be tendered under the Falconbridge Offer.

o If the Falconbridge Offer is successful, you will be issued 1.77 Noranda common shares for each Falconbridge common share tendered to the Falconbridge Offer and your ESSP account will be adjusted to reflect this.

ONCE I HAVE TENDERED THE FALCONBRIDGE COMMON SHARES HELD IN MY ESSP ACCOUNT TO THE FALCONBRIDGE OFFER, CAN I WITHDRAW THOSE SHARES?

If you instruct the ESSP administrator to tender shares held in your ESSP account to the Falconbridge Offer, you may subsequently withdraw those shares in certain limited circumstances. Those circumstances are described in section 4 of the Offer to Purchase portion of the Falconbridge Offer Circular. If you decide to withdraw shares that you have tendered to the Falconbridge Offer, you should immediately contact Morneau Sobeco, the ESSP administrator. Because of the restrictions on withdrawing shares tendered to the Falconbridge Offer, you may not be able to effect a withdrawal of your shares in all cases.

UNDER WHAT CIRCUMSTANCES WILL THE FALCONBRIDGE OFFER BE COMPLETED?

Among other conditions, completion of the Falconbridge Offer requires that at least 50.1% of the Falconbridge Common Shares not owned by Noranda be tendered under the Falconbridge Offer.

WHAT WILL HAPPEN TO THE FALCONBRIDGE COMMON SHARES THAT I TENDER TO THE FALCONBRIDGE OFFER IF THE FALCONBRIDGE OFFER IS NOT COMPLETED?

In these circumstances, the Falconbridge Common Shares that you tendered from your ESSP account will remain in your ESSP account.

WHAT WILL HAPPEN TO MY FALCONBRIDGE COMMON SHARES IF I DO NOT TENDER THOSE SHARES TO THE FALCONBRIDGE OFFER AND THE OFFER IS COMPLETED?

o In order to be successful, at least 50.1% of the Falconbridge Common Shares not already owned by Noranda must be tendered to the Falconbridge Offer and certain other conditions must be satisfied.

o Noranda has indicated that, if the Falconbridge Offer is successful, it will complete one or more other transactions to acquire any Falconbridge Common Shares not tendered to the Falconbridge Offer. Noranda expects to acquire any remaining Falconbridge Common Shares on the same basis as the Falconbridge Offer (i.e., by issuing 1.77 Noranda common shares for each Falconbridge Common Share). Those other transactions are likely to be completed within 120 days of the expiry of the Falconbridge Offer. However, there can be no assurance that those transactions will be completed within that time period or at all.

o Until those other transactions are completed, the Falconbridge Common Shares will likely continue to trade on the Toronto Stock Exchange. However, if the Falconbridge Offer is successful, the number of Falconbridge Common Shares traded publicly will be reduced, which could adversely affect the liquidity and market value of those remaining shares.

ON WHAT DATE WILL FALCONBRIDGE COMMON SHARES TENDERED UNDER THE
FALCONBRIDGE OFFER BE EXCHANGED FOR NORANDA COMMON SHARES?

Assuming that all of the conditions to the Falconbridge Offer are satisfied, Noranda expects to exchange Falconbridge Common Shares deposited under the Falconbridge Offer for Noranda common shares as soon as administratively possible.

IF I DO NOT TENDER, UNTIL WHAT DATE MAY I SELL MY FALCONBRIDGE COMMON SHARES AT CURRENT MARKET PRICES?

If you do not tender your Falconbridge Common Shares to the Falconbridge Offer, you may sell your shares on the open market until such time as all of the Falconbridge Common Shares have been acquired by Noranda (unless the Falconbridge Common Shares cease to be listed for trading on the Toronto Stock Exchange). However, the price at which you may sell your shares cannot be predicted and may be adversely affected by the completion of the Falconbridge Offer.

WHAT WILL HAPPEN TO NORANDA COMMON SHARES IF THE FALCONBRIDGE OFFER IS
COMPLETED?

o The common shares of Noranda will continue to trade on the Toronto and New York stock exchanges following the completion of the Falconbridge Offer. The stock symbol for the Common Shares, NRD, will remain unchanged. In essence, the transaction will be seamless for holders of Noranda common shares.

o Noranda has announced that it intends to change its name to "NorandaFalconbridge Inc." if the Falconbridge Offer and related transactions are completed. This event is not expected to have any significant effect on Noranda's common shares.

IF I EXCHANGE MY FALCONBRIDGE COMMON SHARES FOR NORANDA COMMON SHARES UNDER THE FALCONBRIDGE OFFER, CAN I HOLD THOSE NORANDA COMMON SHARES IN MY FALCONBRIDGE ESSP ACCOUNT?

You can hold any Noranda common shares issued to you under the Falconbridge Offer in your Falconbridge ESSP account until a date to be determined later this year at which time they will be transferred to a common Noranda/Falconbridge Employee Share Savings Plan account. Once the merger is finalized, you will be able to make transactions with respect to these shares as you could with Falconbridge shares, i.e., selling the shares, requesting share certificates, etc.

WILL THE FALCONBRIDGE ESSP CONTINUE AFTER THE COMPLETION OF THE
FALCONBRIDGE OFFER?

Yes. The ESSP will continue following the successful completion of the Falconbridge Offer. However, shares purchased under the ESSP after that date (expected to be on or about May 10th, 2005) will be Noranda common shares. Some administrative changes to the ESSP are anticipated for 2006; the details of these changes will be communicated in the weeks following the completion of the Falconbridge Offer. These changes to the ESSP are expected to be effective on January 1, 2006.

WHEN WILL FALCONBRIDGE COMMON SHARES CEASE TO BE PURCHASED THROUGH THE FALCONBRIDGE ESSP AND NORANDA COMMON SHARES BE PURCHASED INSTEAD?

If the Falconbridge Offer is completed, the Falconbridge ESSP will cease purchasing Falconbridge Common Shares after May 6, 2005. Effective as of the first purchase date after May 6, 2005 (May 16, 2005), Noranda common shares will be purchased for all ESSP participants (under both the Noranda ESSP and the Falconbridge ESSP).

WHO CAN I SPEAK TO IF I STILL HAVE QUESTIONS?

If you require advice with respect to the decisions you are asked to make under the Falconbridge Offer and the implications of those decisions, or if you require other related financial advice, you should contact your financial or investment advisor (such as a stockbroker). If you do not have a financial or investment advisor, a financial representative at your bank can either assist you or direct you to a financial or investment advisor. Please note that Falconbridge, its employees or the ESSP administrator cannot provide you with any financial or investment advice.

For details on Falconbridge's ESSP, please visit www.norfalcessp.hroffice.com and click on "Plan Summary".

If you have any further questions on Falconbridge's ESSP, you may contact Morneau Sobeco at www.norfalcessp.hroffice.com. You can also call the ESSP CALL CENTRE at 1-866-899-3335 (toll free) or at 416-383-6466 for the Toronto area and expatriates.

OTHER IMPORTANT INFORMATION

In connection with the Falconbridge Offer, Noranda filed with the U.S. Securities and Exchange Commission (the SEC) a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the Falconbridge Offer with Canadian securities regulatory authorities and the SEC. These documents will be added to the Falconbridge website when filed.

You may also obtain, free of charge, documents filed with Canadian securities regulatory authorities at www.sedar.com and documents filed with the SEC at the SEC's website (www.sec.gov). In addition, documents filed by Noranda with Canadian securities regulatory authorities or the SEC may be obtained free of charge by contacting Noranda at (416) 982-7111.

WE URGE YOU TO READ CAREFULLY THE FALCONBRIDGE OFFER CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES OR THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

                            FALCONBRIDGE LIMITED

                        EMPLOYEE SHARE SAVINGS PLAN

                     SPECIAL TRANSACTION FORM TO TENDER
            FALCONBRIDGE COMMON SHARES TO THE FALCONBRIDGE OFFER

     This Special Transaction Form is to be used by members of the Employee Share Savings Plan (the "ESSP") of Falconbridge Limited ("Falconbridge") who wish to deposit common shares of Falconbridge ("Common Shares") to the offer dated March 24, 2005 (the "Offer") made by Noranda to holders of Common Shares.

     PLEASE COMPLETE THIS SPECIAL TRANSACTION FORM AS SOON AS POSSIBLE AND DELIVER TO MORNEAU SOBECO, AS THE ADMINISTRATOR OF THE ESSP, NO LATER THAN 4:00 P.M. (TORONTO TIME) TUESDAY, MAY 3RD, 2005. RECEIPT BY MORNEAU SOBECO AFTER THIS CUTOFF WILL NOT CONSTITUTE A VALID DELIVERY.

     PLEASE READ CAREFULLY THE FALCONBRIDGE OFFER AND RELATED CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS SPECIAL TRANSACTION FORM.

TO:       Morneau Sobeco

AND TO:   Falconbridge Limited

     Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer and authorizes and directs you to deposit, for and on behalf of the undersigned, the number of Common Shares allocated to the undersigned's account in the ESSP set forth below:


--------------------------------------- ------------------------- -------------------------------
                                                                  DEPOSIT ALL COMMON SHARES
                                                                  IN MY ACCOUNT OR THE NUMBER
NAME OF MEMBER                          EMPLOYEE PAYROLL          OF COMMON SHARES SET OUT
(PLEASE PRINT)                               NUMBER               BELOW

--------------------------------------- ------------------------- -------------------------------

--------------------------------------- ------------------------- -------------------------------

--------------------------------------- ------------------------- -------------------------------


     The undersigned acknowledges receipt of the Offer and the related circular.

                                 SIGN HERE

                                         Dated:                       , 2005
                                                ---------------     --
                                                 (month)       (day)
---------------------------------
Signature of ESSP Member



---------------------------------        -----------------------------------
Name of ESSP Member                      Work Location of ESSP Member